COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

05010024

RECEIVED
2005 JUL 27 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 25, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translation of a press release recently published confirming recent visits from the Frankfurt public prosecutor's office in connection with an investigation into suspected money-laundering activities. This announcement may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

dlw 7/28

Press release

SEC File No. 082-02523

CIK 0000852933

July 22, 2005

Commerzbank confirms search by public prosecutor

In reply to questions, Commerzbank has confirmed that the Frankfurt public prosecutor's office searched its premises on July 19 and 20 in connection with an investigation into suspected money-laundering activities on the part of five current and former members of its staff. The case dates back several years. At the moment, the bank is unable to issue any further statement, as the investigation has not yet been concluded.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com